Term sheet No. 669AU To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006, underlying supplement 17 dated August 11, 2008 and product supplement AU dated April 6, 2009	Registration Statement No. 333-137902 Dated June 2, 2009; Rule 433
Deutsche Bank AG, London Branch
$
Securities Linked to the S&P 500® Index due June 11*, 2012
General
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The securities are designed for investors who seek a return at maturity of 130% of the appreciation, if any, of the S&P 500® Index (the “Index”), up to an Index Return Cap (as defined below) of between 33.00% and 41.30% (to be determined on the Trade Date). Investors must be willing to lose up to their entire initial investment if the Index closing level is less than the Trigger Level on the Final Valuation Date. Investors should be willing to forgo coupon and dividend payments. Any payment on the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about June 11*, 2012.
•	Denominations of $1,000 (the “Face Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The securities are expected to price on or about June 5*, 2009 and are expected to settle three business days later on or about June 10*, 2009 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch.
Rating:
Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	S&P 500® Index
Issue Price:	100% of the Face Amount.
Payment at Maturity:	•
If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 security Face Amount equal to the Index Return (subject to the Index Return Cap) multiplied by the Participation Rate (subject to the Maximum Return). Accordingly your payment at maturity per $1,000 security Face Amount will be calculated as follows, subject to the Maximum Return:

$1,000 + ($1,000 x Index Return x Participation Rate)
•	If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level, you will receive a cash payment of $1,000 per $1,000 security Face Amount.
•
If the Final Level is less than the Trigger Level, you will lose 1% of the Face Amount of your securities for every 1% that the Final Level declines from the Initial Level. Accordingly, your payment at maturity per $1,000 security Face Amount will be calculated as follows:

$1,000 + ($1,000 × Index Return)
If the Final Level is less than the Trigger Level, you will lose a significant percentage of your initial investment, and you could lose your entire investment.
Index Return:	Subject to the Index Return Cap, the Index Return, expressed as a percentage, will equal:
Final Level – Initial Level
Initial Level
Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trigger Level:	50% of the Initial Level.
Participation Rate:	130% upside participation.
Index Return Cap:	33.00% – 41.30% (to be determined on the Trade Date).
Maximum Return:	42.90% – 53.69% (equal to the Participation Rate multiplied by the Index Return Cap, which will be determined on the Trade Date).
Trade Date:	June 5*, 2009
Final Valuation Date:	June 6*, 2012, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Maturity Date:	June 11*, 2012, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 ZV 8
ISIN:	US2515A0ZV87
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

†
A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 security Face Amount.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in underlying supplement no. 17 dated August 11, 2008 and product supplement AU dated April 6, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AU dated April 6, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509073857/d424b21.pdf

•	Underlying supplement 17 dated August 11, 2008
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment Amount on the securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity per security Face Amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes an Initial Level of 920, a Participation Rate of 130%, a Trigger Level of 460 (50% of the Initial Level), an Index Return Cap of 37.15% and a Maximum Return of 48.30% (the actual Initial Level, Trigger Level, Index Return Cap and Maximum Return will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
1,840.00	100.00%	$1,482.95	48.30%
1,610.00	75.00%	$1,482.95	48.30%
1,380.00	50.00%	$1,482.95	48.30%
1,288.00	40.00%	$1,482.95	48.30%
1,261.78	37.15%	$1,482.95	48.30%
1,242.00	35.00%	$1,455.00	45.50%
1,196.00	30.00%	$1,390.00	39.00%
1,150.00	25.00%	$1,325.00	32.50%
1,012.00	10.00%	$1,130.00	13.00%
966.00	5.00%	$1,065.00	6.50%
920.00	0.00%	$1,000.00	0.00%
874.00	-5.00%	$1,000.00	0.00%
828.00	-10.00%	$1,000.00	0.00%
690.00	-25.00%	$1,000.00	0.00%
460.00	-50.00%	$1,000.00	0.00%
414.00	-55.00%	$450.00	-55.00%
230.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 920.00 to the Final Level of 1,150.00. Because the Index percentage change of 25% is less than the Index Return Cap of 37.15%, the investor receives a payment at maturity of $1,325.00 per security Face Amount calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x 25.00% x 130.00%) = $1,325.00

Example 2: The level of the Index increases from the Initial Level of 920.00 to the Final Level of 1,288.00. Because the Index percentage change of 40% is greater than the Index Return Cap of 37.15%, the investor receives a payment at maturity of $1,482.95 per security Face Amount, the maximum payment on the securities.

Payment at maturity = $1,000.00 + ($1,000.00 x 37.15% x 130.00%) = $1,482.95

Example 3: The level of the Index declines from the Initial Level of 920.00 to the Final Level of 828.00. Because the Final Level of 828.00 exceeds the Trigger Level of 460.00, the investor receives a payment at maturity of $1,000.00 per security Face Amount.

Payment at maturity = $1,000.00

Example 4: The level of the Index declines from the Initial Level of 920.00 to the Final Level of 414.00. Because the Final Level of 414.00 is less than the Trigger Level of 460.00, the investor receives a payment at maturity of $450.00 per security Face Amount, calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x -55.00%) = $450.00

Example 5: The level of the Index declines from the Initial Level of 920.00 to the Final Level of 0. Because the Final Level of 0 is less than the Trigger Level of 460.00, the investor receives a payment at maturity of $0.00 per security Face Amount, calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x -100.00%) = $0.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE SECURITIES IS LIMITED – You will not benefit from any appreciation of the Index beyond the Index Return Cap of between 33.00% and 41.30% (to be determined on the Trade Date), and therefore the maximum payment you can receive is between $1,429.00 and $1,536.90 (to be determined on the Trade Date) for each $1,000 security Face Amount. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity is protected against a decline in the level of the Index as long as the Final Level is greater than or equal to the Trigger Level, subject to our ability to pay our obligations as they become due. If the Final Level is less than the Trigger Level, you will be exposed to any decline of the Index.  Under these circumstances, you will lose a substantial portion of your investment in the securities and you could lose your entire investment.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES - You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the components of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT – The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Final Level is less than the Trigger Level. If the Final Level is less than the Trigger Level, your initial investment will be exposed to any decline in the Index. Under these circumstances, you will lose a substantial portion of your investment in the securities and you could lose your entire investment.

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THE RETURN ON YOUR SECURITIES IS LIMITED BY THE MAXIMUM RETURN – As a holder of the securities, you will not benefit from any appreciation of the Index beyond the Index Return Cap of between 33.00% and 41.30% (to be determined on the Trade Date). Consequently, the securities are subject to a Maximum Return of between 42.90% and 53.69% (to be determined on the Trade Date) and your payment at maturity will be limited to a maximum payment of between $1,429.00 and $1,536.90 for each $1,000 security Face Amount you hold, regardless of any further appreciation of the Index, which may be significant.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the payment at maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. Therefore, the market value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The securities may be suitable for you if:

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You believe that the Index will appreciate moderately – meaning that you believe the Index will appreciate over the term of the securities, although such appreciation is unlikely to exceed the Index Return Cap;

•	You are willing to invest in the securities based on the Participation Rate, indicated Index Return Cap (the actual Index Return Cap will be set on the Trade Date), Maximum Return and Trigger Level;

•
You seek an investment that offers only contingent protection of your investment when the securities are held to maturity, and you are willing to be exposed to the risk that you will lose some or all of your initial investment if the Final Level is less than the Trigger Level;

•	You are willing to forgo dividends paid on the stocks included in the Index;

•	You are willing and able to hold the securities to maturity;

•	You are willing to accept our credit risk;

•	You are willing to invest in securities for which there may be little or no secondary market; and

•	You do not seek current income from this investment.

The securities may not be suitable for you if:

•	You do not believe the Index will appreciate over the term of the securities, or you believe that the appreciation of the Index will exceed the Index Return Cap;

•	You believe the Final Level will be less than the Trigger Level;

•	You are unwilling or unable to hold the securities to maturity;

•	You prefer to receive the dividends paid on the stocks included in the Index;

•	You seek an investment that is 100% protected against the loss of your initial investment;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from May 29, 1999 through May 29, 2009. The Index closing level on May 29, 2009 was 919.14. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in a return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.